SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2021 Interim Results Announcement for the Six Months Ended 30 June 2021

99.2	Connected Transaction Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 26, 2021	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2021 Interim Results Announcement

For the Six Months Ended 30 June 2021

1.	IMPORTANT MESSAGE

1.1

This interim results summary of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Sinopec Shanghai”, together with its subsidiaries, the “Group”) for the six months ended 30 June 2021 (the “Reporting Period”) is extracted from the full text of the 2021 interim report. For detailed content, investors are advised to read the full text of the 2021 interim report which is published on the websites of the Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission (“CSRC”), Hong Kong Exchanges and Clearing Limited and the Company.

1.2	Corporate Information

A Shares	Stock Exchange Listing Stock Short Name Stock Code	Shanghai Stock Exchange SHANGHAI PECHEM 600688
H Shares:	Stock Exchange Listing	The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”)
	Stock Short Name Stock Code	SHANGHAI PECHEM 00338
American Depository Receipts (“ADR”):	Stock Exchange Listing Stock Code	New York Stock Exchange SHI

	Secretary to the Board	Securities Affairs Representative

Name	Liu Gang	Yu Guangxian
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) Postal Code: 200540	48 Jinyi Road, Jinshan District, Shanghai, the PRC Postal Code: 200540
Telephone	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	liugang@spc.com.cn	yuguangxian@spc.com.cn

2.	MAJOR FINANCIAL DATA AND SHAREHOLDERS STATUS

2.1	Major Financial Data

Prepared under the People’s Republic of China (“China”) Accounting Standards for Business Enterprises (“CAS”)

2.1.1	Major Accounting Data

Unit: RMB’ 000

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	37,136,606	35,663,352	4.13
Total profit/(loss)	1,510,713	-2,354,618	Not applicable
Net profit/(loss) attributable to equity shareholders of the company	1,244,189	-1,716,072	Not applicable
Net profit/(loss) attributable to equity shareholders of the company excluding non-recurring items	1,169,426	-1,788,160	Not applicable
Net cash used in operating activities	-2,389,552	-2,904,166	17.72

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	29,463,540	29,218,033	0.84
Total assets	46,829,792	44,749,173	4.65

2.1.2	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings/(losses) per share (RMB/Share)	0.115	-0.159	Not applicable
Diluted earnings/(losses) per share (RMB/Share)	0.115	-0.159	Not applicable
Basic earnings/(losses) per share after non-recurring items (RMB/Share)	0.108	-0.164	Not applicable
Return/(loss) on net assets (weighted average) (%)*	4.164	-6.588	Increase 10.75 percentage points
Return/(loss) on net assets after non-recurring items (weighted average) (%)*	3.913	-6.835	Increase 10.75 percentage points

*	The above-mentioned net assets do not include non-controlling interests.

2.1.3	Differences between Financial Statements Prepared under CAS and those Prepared under International Financial Reporting Standards (“IFRS”)

Unit: RMB’ 000

	Net profit/(loss) attributable to equity shareholders of the company		Total equity attributable to equity shareholders of the company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	1,244,189	-1,716,072	29,463,540	29,218,033
Prepared under IFRS	1,276,462	-1,670,829	29,444,502	29,197,990

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS contained in the 2021 interim report.

2.1.4	Non-recurring Profit and Loss Items (Prepared under CAS)

Unit: RMB’ 000

Non-recurring profit and loss items	Amount
Gains on disposal of non-current assets	62,290
Government grants recorded in profit and loss	11,412
Employee reduction expenses	-8,437
Gains from changes in fair value of financial assets and liabilities	23,343
Gains from structured deposits	22,209
Loss on disposal of derivative financial instruments	-151
Loss on selling of financial assets at fair value through other comprehensive income	-2,096
Other non-operating income and expenses other than those mentioned above	-9,421
Income tax effect for the above items	-24,840
Effect attributable to non-controlling interests (after tax)	454

Total	74,763

2.2	Shareholding of the Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders of ordinary shares as at the end of the Reporting Period	85,440

Shareholding of the top ten shareholders	Unit: Shares

		Increase/ decrease of shareholding	Number of shares held		Number of shares held	Pledged/frozen
Name of shareholders (Full name)	Class of shares	during the Reporting Period (shares)	at the end of the Reporting Period (shares)	Percentage of Shareholding (%)	with selling restrictions (shares)	Status of shares	Number of shares	Nature of shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	140,000	3,454,023,030	31.91	0	Unknown	—	Overseas legal person
HKSCC Limited	A shares	48,434,979	112,836,694	1.04	0	None	0	Overseas legal person
Wu Wenbin	A shares	26,862,842	67,233,012	0.62	0	None	0	Domestic natural person
China Merchants Bank Company Limited – SSE Dividend ETF	A shares	22,394,077	59,617,174	0.55	0	None	0	Others
China Securities Finance Corporation Limited	A shares	-269,586,663	46,084,485	0.43	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others
Dacheng Fund –Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others
Bosera Fund –Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Harvest Fund– Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

China EU Fund– Agricultural Bank of China – China EU CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
China Southern Fund– Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
ICBC Credit Suisse Fund – Agricultural Bank of China – ICBC Credit Suisse CSI Financial Assets Management Scheme	A shares	0	43,083,700	0.40	0	None	0	Others

Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

2.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 30 June 2021, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)		Note	Percentage of total issued shares of the Company (%)		Percentage of total issued shares of the relevant class (%)		Capacity
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	5,460,000,000 A shares Shares of legal person	(L)	(1)	50.44	(L)	74.50	(L)	Beneficial owner
The Bank of New York Mellon Corporation	350,747,474H shares 324,687,100H shares 24,696,874H shares	(L) (S) (P)	(2)	3.24 3.00 0.23	(L) (S) (P)	10.04 9.29 0.71	(L) (S) (P)	Interests of controlled corporation
BlackRock, Inc.	217,631,722H shares 464,000H shares	(L) (S)	(3)	2.01 0.00	(L) (S)	6.23 0.01	(L) (S)	Interests of controlled corporation
Corn Capital Company Limited	211,008,000H shares 200,020,000H shares	(L) (S)	(4)	1.95 1.85	(L) (S)	6.04 5.72	(L) (S)	Beneficial owner
Hung Hin Fai	211,008,000H shares 200,020,000H shares	(L) (S)	(4)	1.95 1.85	(L) (S)	6.04 5.72	(L) (S)	Interests of controlled corporation
Yardley Finance Limited	200,020,000H shares	(L)	(5)	1.85	(L)	5.72	(L)	Secured equity holders
Chan Kin Sun	200,020,000H shares	(L)	(5)	1.85	(L)	5.72	(L)	Interests of controlled corporation

(L): Long position; (S): Short position; (P): Lending Pool

Note :

(1)

Based on the information obtained by the Directors from the website of The Hong Kong Stock Exchange and as far as the Directors are aware, China Petrochemical Corporation directly and indirectly owned 68.31% of the issued share capital of Sinopec Corp as at 30 June 2021. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 350,747,474 H shares (long position) and 324,687,100 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 324,687,100 H shares (short position) are held through physical-settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 369,300 H shares (long position) are held by BNY Mellon Corporate Trustee Services Limited. Since BNY Mellon Corporate Trustee Services Limited is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 369,300 H shares (long position) of the Company held by BNY Mellon Corporate Trustee Services Limited.

(2.2)

350,747,474 H shares (long position) and 324,687,100 H shares (short position) of the Company are held directly or indirectly by The Bank of New York Mellon. The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. Therefore, The Bank of New York Mellon Corporation was deemed to be interested in 350,747,474 H shares (long position) and 324,687,100 H shares (short position) held by The Bank of New York Mellon.

(3)

All the 217,631,722 H shares (long position) and 464,000 H shares (short position) (among which 1,646,000 H shares (long position) are held through cash settled unlisted derivatives) are deemed to be held by BlackRock, Inc., due to control of multiple companies. Below are the companies indirectly wholly owned by BlackRock, Inc:

(3.1)

All the 4,850,700 H shares (long position) are held by BlackRock Financial Management, Inc. Since BlackRock Financial Management, Inc. is indirectly wholly owned by BlackRock, Inc., BlackRock, Inc. is deemed to have an interest in the 4,850,700 H shares (long position) of the Company held by BlackRock Financial Management, Inc. In addition, BlackRock Financial Management, Inc. is indirectly interested in the shares of the Company through the following companies:

(3.1.1)	28,035,300 H shares (long position) and 464,000 H shares (short position) are held by BlackRock Institutional Trust Company, National Association.

(3.1.2)	27,722,000 H shares (long position) are held by BlackRock Advisors, LLC.

(3.2)

86% of interest in BR Jersey International Holdings L.P. are indirectly held by BlackRock, Inc. BR Jersey International Holdings L.P. is interested in the shares of the Company through the following companies:

(3.2.1)	3,313,548 H shares (long position) are held by BlackRock Japan Co., Ltd.

(3.2.2)	500,000 H shares (long position) are held by BlackRock Asset Management Canada Limited

(3.2.3)	639,497 H shares (long position) are held by BlackRock Asset Management North Asia Limited

(3.2.4)	1,274,000 H shares (long position) are held by BlackRock (Netherlands) B.V.

(3.3)

100% of interest in BlackRock Group Limited is indirectly held by BR Jersey International Holdings L.P. (See (3.2) above). BlackRock Group Limited is interested in the shares of the Company through the following companies, which are directly or indirectly wholly owned by BlackRock Group Limited:

(3.3.1)	786,000 H shares (long position) are held by BlackRock Investment Management (UK) Limited.

(3.3.2)	20,669,051 H shares (long position) are held by BlackRock Fund Managers Limited.

(3.3.3)	256,000 H shares (long position) are held by BlackRock Life Limited.

(3.3.4)	91,688,000 H shares (long position) and 334,000 H shares (short position) are held by BLACKROCK (Luxembourg) S.A.

(3.3.5)	13,791,511 H shares (long position) are held by BlackRock Asset Management Ireland Limited.

(3.4)	BlackRock Investment Management, LLC is indirectly held by BlackRock, Inc. BlackRock Investment Management, LLC is interested in the shares of the Company through the following companies:

(3.4.1) 18,896,115	H shares (long position) are held by Aperio Group, LLC.

(4)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(5)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 30 June 2021, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

2.4	Interests and Short Positions of the Directors, Chief Executive and Supervisors in Shares and Underlying Shares and Debentures of the Company or its Associate Corporation

As at 30 June 2021, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant the “Model Code for Securities Transactions” set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) were as follows:

Interests in the Shares and Underlying Shares of the Company

Name	Position	Number of shares (shares)	Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	0.0028	0.0041	Beneficial owner
Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	0.0016	0.0024	Beneficial owner
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.0013	0.0019	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares (L)	0.0001	0.0001	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares (L)	0.0003	0.0004	Beneficial owner

(L) : Long position

Save as disclosed above, as at 30 June 2021, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

3.	REPORT OF THE DIRECTORS

3.1	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in the 2021 interim report. Unless otherwise specified, certain financial data involved interim report hereinafter are extracted from the unaudited interim financial report of the Group prepared in accordance with IFRS.)

Review and Discussion of Operating Results

In the first half of 2021, the global economy gradually recovered from the recession caused by COVID-19, but the pace of recovery varied across countries. China’s achievements in coordinating epidemic prevention and control as well as economic and social development have been continuously expanded and consolidated, and the economy has continued to recover steadily. In the first half of the year, there was a year-on-year increase of 12.7% in China’s GDP. China’s petrochemical industry got off to a good start with substantial growth in revenue and profits. There was an increase in the production quantity of major products in the petrochemical industry and the consumption of major products in the market has been performing well. However, in response to climate changes, the development of the petrochemical industry has also faced new challenges. The aim to peak carbon dioxide emissions and to achieve carbon neutrality has put forward new requirements to the development mode and quality of the industry.

In the first half of 2021, faced with rare opportunities of operational development such as gradual recovery of global economy, strong upward rise of international oil prices and obvious recovery of market demand, the Company adhered to the working philosophy of “to challenge advanced levels, to emulate highest standards”. The Company focused on stable operation, system optimization, reform and innovation, and team building to achieve overall stable production operation, complete the largest equipment overhaul in history, and steadily promote the reform and development of various tasks. Therefore, the Company has largely achieved its production and operation goals, and had a good start in the 14th Five Year Plan.

For the six months ended 30 June 2021, the revenue of the Group was RMB37.0885 billion, an increase of RMB1.461 billion or 4.10% over the same period last year; pre-tax profit achieved RMB1.543 billion (compared with a pre-tax loss of RMB2.3094 billion in the same period last year), an increase of RMB3.8524 billion; profit after tax and non-controlling shareholders’ equity achieved RMB1.2765 billion (a loss of RMB1.6708 billion in the same period last year), an increase of RMB2.9473 billion.

In the first half of 2021, affected by the major overhaul, the Group produced a total of 5.9085 million tons of main commodities, representing a decrease of 11.19% from the same period last year. From January to June 2021, 6.2101 million tons of crude oil were processed (including 197,500 tons of imported materials), representing a year-on-year decrease of 11.52%. The production of refined oil amounted to 3.6183 million tons, representing a year-on-year decrease of 8.34%, and the production of gasoline amounted to 1.4612 million tons, representing a year-on-year decrease of 0.86%; the production of diesel recorded 1.5484 million tons, representing a year-on-year decrease of 15.67%; the production of aviation kerosene recorded 608,800 tons, representing a year-on-year decrease of 4.52%; the production of liquified gas recorded 264,400 tons, representing a year-on-year decrease of 38.58%. The production of ethylene recorded 303,000 tons, representing a year-on-year decrease of 25.92%; the production of paraxylene recorded 147,400 tons, representing 53.97% less than last year. The production of plastic resins and copolymers recorded 451,200 tons, a year-on-year decrease of 15.09%. The production of synthetic fiber raw materials recorded 134,200 tons, representing a decrease of 50.95% year-on-year; the production of synthetic fiber polymer recorded 171,900 tons, representing a year-on-year increase of 3.80%; the production of synthetic fiber recorded 54,500 tons, representing a year-on-year decrease of 24.93%. In the first half of the year, the Group’s production and sales ratio was 100.66%, and the payment recovery rate (excluding related parties) was 99.59%.

The major overhaul was successfully completed. The overhaul, which lasted nearly three and a half months and involved a total of 58 sets of devices, is the largest shutdown maintenance in the history of the Company. As of 23 June 2021, all the overhauled devices have been successfully put to production.

Overall safety and environmental protection were under control. In the first half of the year, the Group coordinated the relationship between development and safety, implemented and promoted the construction of process safety management system, and effectively laid the foundation for stable operations. Leaders at all levels shall be responsible for business safety production, strengthen the management of the direct operation links and contractor management, and start the revision of the Company’s HSE management system manual. Achievements in building green enterprises have been consolidated. The Company actively promoted the green enterprise plan and the green infrastructure and foundation establishment, carried out pollution prevention and control, started to promote the 3rd round of comprehensive environmental improvement action in Jinshan area, strengthened the operation and management of environmental protection facilities, established the boundary pollutant alarm and odor tracing mechanism, and realized the intelligent control of LDAR testing data of the Company. The Company actively participated in carbon trading. From January 2021 to June 2021, the Company’s effluent comprehensive compliance rate was 100%, and the total discharge of COD, ammonia nitrogen and nitrogen oxide decreased by 32.36%, 39.59% and 18.79% respectively. The Company’s cumulative comprehensive energy consumption recorded 1.039 tons of standard coal per RMB10,000, compared with 1.067 tons of standard coal per RMB10,000 last year, a decrease of 2.66%. Affected by the overhaul, the average value of VOCs concentration at plant boundary in the first half of the year rose 5.52% year-on-year.

The operation of the devices was generally stable. In the first half of the year, keeping it as the goal to rein “three smalls” (small fluctuation, small abnormality, small deviation) and put an end to “three unplanneds” (unplanned lockout, unplanned shutdown, unplanned knocking-off), the Group worked hard to avoid unplanned lockout, increased the inspection of unit running quality, and paid special attention to material balance and public works coordination during the major overhaul. In the first half of the year, there was no level 2 or above unplanned lockout, and the expected goal was achieved. The Company established the process changing management system and online approval process to realize PDCA closed-loop management. Among the 58 main technical and economic indicators included in the monitoring, 18 indicators showed improvement as compared to the level of last year, with a year-on-year improvement rate of 31.03%. 16 items reached the industry advanced level, and the industry advanced rate reached 27.59%.

There was continuous improvement in the Company’s system optimization. In the first half of the year, the Group continued to prioritize effectiveness and benefits and be guided by the market to achieve economic benefit which exceeded the expected target. The Company optimized its crude oil procurement, timely adjusted the mix of light, medium and heavy crude oil according to the trend of international crude oil prices and increased mutual substitution and procurement flexibility. Meanwhile, the Company made rational use of financial derivatives to maintain the DME (Dubai Mercantile Exchange) pricing of Oman crude oil. The Company optimized the product structure, and timely adjusted the product structure according to the market and efficiency. In the first half of the year, the diesel ratio was 1.06, representing a year-on-year decrease of 0.19. The Company made an effort to increase the output of high value-added chemical products, new products and differentiated products, and adopted intermediary materials such as cracked C4, C5, ethylene and propylene to ensure the high load operation of efficient devices such as polyethylene and butadiene. The Company strengthened the connection between production and sales, made a three-month rolling price forecast, actively promoted the increase of the total amount of petroleum coke replacement, opened up the export process of gasoline and low-sulfur aviation coal in the form of general trade, and implemented the dynamic optimization of production scheduling mechanism in multiple products. The Company strengthened the cost control, strictly reduced the non-productive expenses, promoted the Company to reduce the cost scale, and improved the cost input-output efficiency.

Steady progress was made in reform and development. The Company comprehensively promoted the three-year action of deepening reform, carried out the action of improving the world-class management, revised the performance appraisal management methods and implementation rules, standardized the advanced units in the industry to ensure the normalization of the “three basic” work, and sought new development in “oil to chemicals”. The Company vigorously promoted the security risk rectification project of the central control room of the olefin division and other projects, and completed the overhaul synchronously. The Company promoted the construction of the large-tow carbon fiber project, accelerated the hydrogen demonstration project and the 250,000 tons/year thermoplastic elastomer new material project built in cooperation with Baling Petrochemical. We increased research efforts in key application fields of carbon fiber composite materials, expanded cooperation in 3D braiding and processing applications, alternative materials for precision instruments, spinning rollers and other projects, so as to create a new engine for the transformation and development of the Company.

The team building of the Group continued to be optimized. The Company did a good job at talent selection and recruitment, and strengthened staff education and training. The Company strengthened the introduction of talents, and actively introduced “high-quality, excellent, advanced and scarce” talents in light of the needs of carbon fiber development. The Company strengthened staff management, strictly implemented the epidemic normalization prevention and control measures, and the vaccination rate of registered staff reached 94.42%.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2021			2020
	Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%
Synthetic fibers	56.2	728.7	2.3	73.1	717.6	2.4
Resins and plastics	591.2	4,657.6	14.7	655.8	4,411.3	14.7
Intermediate petrochemicals	771.3	3,839.8	12.2	1,092.7	4,094.7	13.7
Petroleum products	4,528.8	17,005.9	53.8	4,889.4	14,680.8	49.1
Trading of petrochemical products	—	5,042.7	15.9	—	5,693.3	19.0
Others	—	360.8	1.1	—	328.1	1.1

Total	5,947.5	31,635.5	100.0	6,711.0	29,925.8	100.0

In the first half of 2021, the Group achieved a total net sales profit of RMB31.636 billion, an increase of 5.71% compared with the same period last year, of which the net sales of synthetic fibers, resins and plastics and petroleum products increased by 1.55%, 5.58% and 15.84% respectively; trade in intermediate petrochemicals and petrochemical products fell by 6.23% and 11.43% respectively. Affected by the overhaul, the sales volume of each sector has a significant decline, synthetic fiber, resin and plastic, intermediate petrochemical products and petroleum products decreased by 23.12%, 9.85%, 29.41% and 7.38% respectively. The weighted average selling prices of all sectors increased compared to the same period, due to the increase in crude oil prices and the positive economic outlook.

In the first half of 2021, the Group’s cost of sales was RMB30.832 billion, a decrease of 5.28% from the same period last year, accounting for 97.46% of net sales. The Group’s main raw material is crude oil. In the first half of 2021, under the background of global COVID-19 vaccination and economic recovery, the outlook for global oil demand improved and international crude futures prices rose in the first half of this year under the price fluctuation. With the exception of March, when international benchmark oil prices fell due to second wave of COVID-19 outbreak in Europe, all months ended higher. In the first half of the year, Brent crude futures closed as high as USD76.18 / barrel and as low as USD51.09 / barrel. The average of half-year price was around USD65.23 / barrel, an increase of 54.90% year-on-year; WTI crude oil futures closed as high as USD74.05 / barrel and as low as USD47.62 / barrel. The half-year average was around USD62.22 / barrel, an increase of 69.00% year-on-year; Dubai crude futures closed as high as USD73.85 / barrel and as low as USD50.45 / barrel, with a half-year average of around USD63.62 / barrel, an increase of 56.20% year-on-year.

In the first half of 2021, the Group’s crude oil unit processing cost was RMB2,849.13 / ton, an increase of RMB132.14 / ton or 4.86% compared to the same period last year. The crude oil processing capacity of the Group was 6,210,100 tons (including 197,500 tons of processing materials supplied), 808,200 tons less than the same period last year (among which, the crude oil processing capacity of the Group was 794,017 tons less). From January to June this year, the cost of crude oil processing decreased by RMB1.363 billion. Among them, the cost of crude oil processing decreased by RMB2.157 billion, and the unit processing cost increased by RMB0.794 billion. Crude oil costs accounted for 55.56% of the Group’s cost of sales in the first half of the year.

In the first half of 2021, the Group’s expenditure on other excipients was RMB5.210 billion, an increase of 32.27% from the same period last year. During the Reporting Period, the Group’s depreciation and amortization expenses and maintenance expenses were RMB938 million and RMB1,007.5 million respectively, representing a year-on-year increase of 5.65% in depreciation and amortization expenses, mainly due to the addition of new fixed assets during the Reporting Period; maintenance costs increased by 75.10% year-on-year, mainly because of the increase in maintenance costs due to major overhaul during the Reporting Period.

In the first half of 2021, the Group’s sales and administrative expenses recorded RMB209.7 million, a decrease of 10.31% from RMB233.8 million in the same period last year, mainly due to a RMB24.7 million decrease in handling and incidental expenses during the Reporting Period.

In the first half of 2021, the Group’s income from other business was RMB56.2 million, an increase of RMB2.2 million over the same period last year, mainly due to the combined impact of RMB10 million decrease in government subsidy income and RMB12 million increase in rental income during the Reporting Period.

In the first half of 2021, the Group reported a financial net income of RMB210.5 million, compared to financial net income of RMB151.0 million over the same period last year, mainly due to an increase in interest income of RMB70.5 million during the Reporting Period. In the first half of 2021, the Group’s profit after tax and non-controlling interest was RMB1,276.5 million, an increase of RMB2,947.3 million compared with the loss of RMB1,670.8 million in the same period last year.

Liquidity and Capital Resources

In the first half of 2021, the Group’s net cash outflow from operating activities was RMB2,443.4 million, compared with a net cash outflow of RMB2,938.9 million in the same period last year.

In the first half of 2021, the Group’s net cash outflow from investment activities was RMB3,106.4 million, compared with a net cash outflow of RMB3,120.6 million in the same period last year.

In the first half of 2021, the Group generated a net cash inflow of RMB2.8 million from financing activities, compared with a net cash inflow of RMB1,469.2 million in the same period last year. This is mainly due to the decrease of net cash flow generated by borrows obtained by the Group during the Reporting Period of RMB1,467.5 million compared with the same period last year.

Borrowings and Debts

The Group’s long-term borrowings are mainly used for capital expansion projects. The Group generally arranges long-term borrowings in accordance with capital expenditure plans. The short-term debt is used to supplement the working capital required by the normal production and operation of the Group. As of 30 June, 2021, the total loan balance of the Group increased by RMB2.012 billion from the opening balance to RMB3.56 billion. The balance of the Group’s short-term bonds decreased by RMB2.017 billion compared with the opening balance to RMB1.001 billion. The Group’s total borrows at fixed interest rates are RMB4.54 billion.

Capital Expenditures

In the first half of 2021, the Group’s capital expenditure was RMB1.193 billion. It was mainly used for the preliminary work and construction of raw silks (24,000 tons/year) and 48K large-tow carbon fiber (12,000 ton/year) project, security risk rectification project of the central control room of the olefin division, and adaptability revamping project of adsorption tower internals and control system of parax unit 2# of aromatic division.

In the second half of the year, the Group will continue to promote the raw silks (24,000 tons/year) and 48K large-tow carbon fiber (12,000 tons/year) project, and adaptability revamping project of adsorption tower internals and control system of parax unit 2# of aromatic division. The projects to be commenced will include hydrogen demonstration project, high-pressure air-cooling material upgrading project for medium pressure hydrocracking unit of the oil refining department, etc. The planned capital expenditure of the Group can be financed from operating cash and bank credit.

Gearing Ratio

As of 30 June 2021, the Group’s gearing ratio was 36.65% (as at 30 June 2020: 35.92%). The gearing ratio was calculated as: total liabilities/total assets.

The Group’s Employees

As of 30 June 2021, the number of registered employees of the Group was 8,199, among which 5,008 were production personnel, 2,143 were sales, finance and other personnel, and 1,048 were administrative personnel. 59.63% of the Group’s employees were college graduates or above.

The Group determines the remuneration of its employees and directors on the basis of their position, performance, experience and current market pay trends. Other benefits include equity incentive plans and state-administered pension plans. The Group also provides professional and vocational training for its employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. As of half year ended 30 June 2021, the income tax rate applicable to the Group is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2020 annual report.

Market Outlook and Work Plans for the Second Half of the Year

Looking forward to the second half of 2021, although the world economic recovery is relatively strong, the uncertainty of COVID-19, the game between major powers which continues to intensify, the industrial chain and supply chain to recover, the US monetary policy shift and other factors will increase the security pressure on China’s economic development. The base effect, policy stimulus effect and trade substitution effect are weakening, and the macroeconomic growth rate will continue to fall. OPEC+ reached a new production increase agreement combined with the overall high inventory pressure, so the rising situation of the petrochemical industry market may fall back, and profitability may be weaker than the first half.

In the face of the grim situation and arduous tasks, the Group will enhance the awareness of opportunities, establish the bottom line thinking, actively promote the Company’s operating performance in a stable and good direction, promote all-round high-quality development, and resolutely complete the annual targets and tasks.

1.

The Company will strictly ensure system implementation and continue to consolidate the foundation for stable operation. First is to strengthen the system operation. The Company will establish systematic thinking, grasp the implementation of HSE management system and manual revision and audit, consolidate HSE responsibilities at all levels, and strive to improve leadership. The Company will strengthen the supervision of direct operation links and continue to fully implement process safety management. Second, The Company will promote the carbon reduction action. According to the national “3060” goals, the Company will pay close attention to the implementation path of carbon neutrality and peak carbon dioxide emissions, promote the implementation of energy efficiency improvement plan, strictly implement environmental traceability, ensure that the annual boundary VOCs concentration is lower than 100 micrograms / m3, and continue to consolidate the achievements of green enterprises and green infrastructure foundations. Third, the Company will pay close attention to the improvement of ability and employees’ safety awareness, quality and ability as well as training and evidence collection reinforcement. The Company will pay close attention to professional safety improvement to comprehensively improve professional safety guarantee ability. Fourth, the Company will implement normalized prevention and control through grasping the epidemic prevention and controlling with a high sense of responsibility to ensure the life safety and physical and mental health of employees.

2.

The Company will focus on the optimization of the system and continue to tap the potential to increase efficiency. First, the Company will ensure the completion of crude oil processing volume, actively promote the mix of light and heavy crude oil resources, strive to seek the optimal procurement mix and continue to optimize the mix of refined oil products. Second, the Company will adjust the structure of chemical products. The Company will increase the output and proportion of high value-added, new, and differentiated products, further optimize the structure of ethylene raw materials, improve the yield of olefin and reduce the production cost of ethylene. Third, the Company will put efforts to expand market sales and efficiency. The Company will strictly control the product inventory, optimize the incremental sales of products after equipment overhaul and constantly improve the market resilience and profitability. Fourth, the Company will continue to strengthen the integration of business and finance. The Company will focus on value-added, carry out weekly rolling benefit forecast, effectively guide production and operation. The Company will deepen budget control, strictly control expenditure on key items, reduce non-productive expenses and constantly increase the input and output rate of costs.

3.

The Company will continue to improve the quality and efficiency of enterprise development through reform and innovation. First, the Company will improve enterprise management, continue to improve management systems and operational mechanisms, and thoroughly implement the three-year action plan for reform. Second, the Company will promote the new progress of key projects, refine and improve the 14th Five-Year industry development plan, implement comprehensive emission reduction, quality improvement, upgrading and transformation, promote the polyester upgrading and transformation and other projects preliminary work. Third, the Company will promote innovation and development to a higher level, focusing on key areas such as aviation and aerospace, and increase project research in key applications of carbon fiber composite materials. Fourth, the Company will deepen the integration of information technology and industrialization. The Company will continue to explore the application of new technologies such as big data and artificial intelligence and continue to promote the construction of professional portal platforms for each business line.

4.

The Company will further improve the management and continue to play a supporting role. First, the Company will give full play to the advantages of enterprise and local cooperation, strive for the support and cooperation of surrounding communities, and provide a good external environment for the company to accelerate the pace of high-quality development. Second, the Company will strengthen the “qualitied selection” of talents, improve the market-oriented selection and employment mechanism, optimize the design of talents training path, and provide talent support for the high-quality development of the Company.

3.2	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

3.2.1	Analysis of Changes in the Company’s Related Financial Data

Unit: RMB’ 000

	For the six months ended 30 June		Change
Item	2021	2020	(%)	Reason for change
Revenue	37,136,606	35,663,352	4.13	The increase of product price during the Reporting Period led to the increase in revenue.
Finance income	206,583	145,840	41.65	The interest income increased.
Investment income	602,510	334,728	80.00	During the Reporting Period, the operating conditions of the associated company has improved, increasing investment income.
Asset impairment losses	-80,093	-120,928	-33.77	In the Reporting Period, the product prices have risen, resulting in the decrease of inventory provision.
Income tax expenses	261,344	-646,300	-140.44

In the Reporting Period, the market demand for petroleum and petrochemical products has greatly improved, increasing product prices. The Group has achieved operating profits, which led to the increase of income tax expenses accordingly.

Net profit/(loss) attributable to shareholders of the Company	1,244,189	-1,716,072	-172.50	In the Reporting Period, the market demand for petroleum and petrochemical products has greatly improved, increasing product prices. The Group has achieved operating profits.
Net cash (used in) /generated from financing activities	-51,020	1,434,389	-103.56	The net increase in borrowings in the Reporting Period has decreased than the same period last year.

3.2.2	Analysis of Business Operations by Industry, Product or Geographical Location Segment

(1) Principal Operations by Industry or Product

Unit: RMB’ 000

Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)	Increase/ decrease in revenue compared to corresponding period of the previous year (%)	Increase/ decrease in cost of sales compared to corresponding period of the previous year (%)	Increase/ decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	731,451	865,587	-18.34	1.49	-12.00	Increase 18.15 percentage points
Resins and plastics	4,674,657	3,982,825	14.8	5.47	-6.87	Increase 11.29 percentage points
Intermediate petrochemicals	3,856,301	3,397,259	11.9	-6.23	-17.99	Increase 12.63 percentage points
Petroleum products	22,416,218	15,265,274	31.9	10.24	-1.85	Increase 8.39 percentage points
Trading of petrochemical products	5,047,125	4,975,185	1.43	-11.41	-11.84	Increase 0.48 percentage points
Others	205,709	232,103	-12.83	-0.69	19.00	Decrease 18.66 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 13.36%.

(2) Revenue by Geographical Location

Unit: RMB’ 000

Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	32,332,221	13.50
Other regions in the PRC	622,360	-70.77
Exports	3,976,880	-18.64

3.2.3	Analysis of Assets and Liabilities

Unit: RMB’ 000

Item	As at 30 June 2021		As at 31 December 2020		Change of amount on 30 June 2021 compared to 31 December 2020 (%)	Main reason for change
	Amount	% of total assets	Amount	% of total assets
Cash at bank and on hand	3,173,126	6.78	7,920,852	17.70	-59.94	The increase of inventories and the payment of taxes during the Reporting Period led to net cash outflow from operating activities and a decrease in the balance of monetary funds.
Financial assets held for trading	3,973,343	8.48	—	—	—	The Reporting Period recorded RMB3.97 billion purchase of the structured deposits. At the end of the previous period, the structured deposits had been redeemed and had no balance.
Accounts receivable	1,860,953	3.97	1,145,504	2.56	62.46	The increase of sales income during the Reporting Period led to the increase in accounts receivable.
Other receivables	723,048	1.54	41,299	0.09	1650.76	Increase of other receivables is caused by dividend declared but uncollected by associates, Shanghai SECCO and Shanghai Chemical Industrial Park.
Inventories	7,452,255	15.91	3,888,746	8.69	91.64	Affected by the rise in international crude oil prices, the unit cost of the Company’s inventory increased.
Other current assets	202,853	0.43	3,057,587	6.83	-93.37	The time deposits in other current assets at the end of the previous year have all matured and been redeemed in the current period.
Construction in progress	2,196,393	4.69	1,710,124	3.82	28.43	Carbon fiber project continued during the Reporting Period.
Long-term deferred expenses	798,364	1.70	410,191	0.92	94.63	A large amount of catalyst expired during the period and has been replaced and refilled during the overhaul.
Deferred tax assets	109,797	0.23	252,121	0.56	-56.45	The tax losses of the previous year were utilised in the Reporting Period, resulting in a decrease in the balance of deferred income tax assets.

Short-term borrowings	3,540,000	7.56	1,548,000	3.46	128.68	The net increase of short-term borrowings mainly due to temporary working capital needs.
Accounts payable	7,747,916	16.54	4,671,635	10.44	65.85	The unit price of Group’s raw material like crude oil and procurement volume increased at the same time, resulted in the increase of the balance of accounts payable.
Tax payable	1,464,558	3.13	3,385,910	7.57	-56.75	Taxes paid in the current period.
Other payables	2,002,624	4.28	1,664,812	3.72	20.29	Other payables increased mainly due to the Group declared the dividend in June 2021 but paid in July 2021, resulting in an increase of RMB1.082 billion in dividends payable at the period end.
Other current liabilities	1,034,671	2.21	3,072,150	6.87	-66.32	The other current liabilities over the Reporting Period is mainly due to the decrease of issuance of short-term bonds at the period end as compared to the previous period end.

Overseas assets

During the Reporting Period, the Group’s overseas assets were RMB16.94 million, accounting for 0.04% of the total assets.

3.2.4	Analysis of Core Competitiveness

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which made it a major manufacturer of refined oil, intermediate petrochemicals, synthetic resins and synthetic fibers in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave the Company a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilization of its corporate resources, and is therefore able to achieve strong and sustainable development.

3.3	Analysis of Investments

3.3.1	Entrusted Wealth Managements and Entrusted loans

(1) Entrusted Wealth Management

The Company did not engage in entrusted wealth management during the Reporting Period.

(2) Entrusted Loans

The Company did not engage in entrusted loans during the Reporting Period.

3.3.2	Projects funded by Non-fund Raising Capital

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.3.3	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB2,328.0 million during the Reporting Period, and recorded a profit attributable to the Group of RMB466.0 million, representing 37.46% of net profit or loss attributable to equity shareholders of the Company during the Reporting Period.

3.3.4	Projects funded by Non-fund Raising Capital

Unit: RMB’ 000

Major Project	Estimated total project investment	Project investment in the Reporting Period	Status as at 30 June 2021
Raw silks (24,000 ton/year) and 48K large-tow carbon fiber (12,000 ton/year) project	3,489,638	296,709	Under construction
PAN (Polyacrylonitrile) based carbon fiber project (second stage) with annual production of 1500 tons	847,794	0	Mechanical completion
Security risk rectification project of the central control room of the olefin division	99,940	21,998	Mechanical completion
2# olefin division, energy-saving transformation of three GK-VI cracking furnaces in the old area of olefin plant	92,255	61,417	Under construction
Adaptability revamping project of adsorption tower internals and control system of parax unit 2# of aromatic division	85,474	38,794	Mechanical completion

3.4	Plan for Profit Distribution or Capital Reserves Capitalization

3.4.1	Implementation of or Amendment to Profit Distribution Plan during the Reporting Period

The 2020 Profit Distribution Plan was considered and approved at the 2020 Annual General Meeting held on 16 June 2021 to distribute a dividend of RMB1.00 per 10 shares (including tax) totaling RMB1,082,381,350 based on the total issued share of 10,823,813,500 as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 17 June 2021 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 16 June 2021. The record date for H shares dividend payment was 28 June 2021 and the dividend payment date for H shares was 20 July 2021. On 12 July 2021, the Company published an announcement on the implementation of profit distribution for A shares for the year 2020. The record date for A shares dividend payment was 19 July 2021 and the ex-dividend date was 20 July 2021. The dividend payment date for A shares was 20 July 2021. The Profit Distribution Plan was implemented as scheduled.

3.4.2	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

4.	OTHER MATTERS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the PRC Company Law, the PRC Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 24 August 2021, the Audit Committee of the Tenth Session of the Board held its sixth meeting, primarily to review the financial report of the Group for the Reporting Period, and discussed matters relating to the risk management, internal control and financial reporting.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

4.5	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors of the Company. After making specific enquiries with all Directors and Supervisors of the Company and having obtained written confirmations from each Director and Supervisor, the Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. The Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company.

5.	INTERIM FINANCIAL STATEMENTS

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprise

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2021 (unaudited)	31 December 2020	30 June 2021 (unaudited)	31 December 2020
ASSETS	Consolidated	Consolidated	Company	Company
Current Assets
Cash at bank and on hand	3,173,126	7,920,852	2,778,941	6,464,509
Derivative Financial instruments	80,047	—	80,047	—
Financial assets held for trading	3,973,343	—	3,319,151	—
Accounts receivable	1,860,953	1,145,504	1,699,782	919,061
Receivables under financing	1,243,176	1,217,114	585,987	745,262
Prepayments	18,597	33,741	15,242	30,972
Other receivables	723,048	41,299	707,410	26,932
Inventories	7,452,255	3,888,746	7,177,199	3,685,456
Other current asset	202,853	3,057,587	177,790	3,048,476

Total Current Assets	18,727,398	17,304,843	16,541,549	14,920,668

Non-Current Assets
Long-term equity investments	5,339,474	5,497,834	6,651,335	6,797,666
Investments in other equity instruments	5,000	5,000	—	—
Investment properties	359,850	367,586	389,736	396,676
Fixed assets	11,596,390	11,733,065	11,185,311	11,299,527
Construction in progress	2,196,393	1,710,124	2,168,496	1,694,937
Right-of-use assets	13,141	12,993	8,612	10,366
Intangible assets	402,592	412,576	279,862	286,005
Long-term deferred expenses	798,364	410,191	791,185	402,304
Deferred tax assets	109,797	252,121	95,283	238,040
Other non-current assets	7,281,393	7,042,840	7,081,182	7,042,840

Total Non-Current Assets	28,102,394	27,444,330	28,651,002	28,168,361

Total Assets	46,829,792	44,749,173	45,192,551	43,089,029

CONSOLIDATED AND COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2021 (unaudited)	31 December 2020	30 June 2021 (unaudited)	31 December 2020
Liabilities and shareholders’ equity	Consolidated	Consolidated	Company	Company
Current Liabilities
Short-term loans	3,540,000	1,548,000	3,500,000	1,500,000
Derivative financial liabilities	11,075	—	11,075	—
Bills payable	446,744	139,360	300,090	96,196
Accounts payable	7,747,916	4,671,635	6,825,242	3,892,330
Contract liabilities	279,900	496,521	224,408	425,385
Employee benefits payable	511,376	244,506	500,580	239,537
Taxes payable	1,464,558	3,385,910	1,453,035	3,346,544
Other payables	2,002,624	1,664,812	2,434,761	1,805,186
Non-current liabilities due within one year	9,829	9,352	6,844	7,897
Other current liabilities	1,034,671	3,072,150	1,029,973	3,064,189

Total Current Liabilities	17,048,693	15,232,246	16,286,008	14,377,264

Non-Current Liabilities
Long-term loans	20,000	—	—	—
Lease liabilities	2,210	3,119	1,020	1,911
Deferred income	118,433	123,433	118,433	123,433
Defer tax liabilities	34,751	35,357	—	—

Total Non-Current Liabilities	175,394	161,909	119,453	125,344

Total Liabilities	17,224,087	15,394,155	16,405,461	14,502,608

Shareholders’ equity
Share capital	10,823,814	10,823,814	10,823,814	10,823,814
Capital reserve	610,327	610,327	600,768	600,768
Other comprehensive income	58,757	6,326	58,757	6,326
Specific reserve	176,865	145,597	176,865	145,597
Surplus reserve	6,474,103	6,474,103	6,474,103	6,474,103
Retained earnings	11,319,674	11,157,866	10,652,783	10,535,813

Total equity attributable to shareholders of the Company	29,463,540	29,218,033	28,787,090	28,586,421

Non-controlling interests	142,165	136,985	—	—

Total Shareholders’ Equity	29,605,705	29,355,018	28,787,090	28,586,421

Total liabilities and Shareholders’ Equity	46,829,792	44,749,173	45,192,551	43,089,029

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
Items	Consolidated	Consolidated	Company	Company
I. Operating income	37,136,606	35,663,352	31,978,683	29,679,232
Less: Operating costs	28,849,768	30,909,800	23,808,137	25,098,218
Taxes and surcharges	5,453,022	5,701,797	5,446,828	5,694,869
Selling and distribution expenses	206,782	229,966	164,841	191,543
General and administrative expenses	1,905,002	1,511,043	1,848,744	1,472,892
Research and development expenses	27,943	47,528	22,860	43,664
Finance expenses (“-” for income)	(206,583)	(145,840)	(203,124)	(129,590)
Including: interest expense	38,299	28,120	37,149	27,300
interest income	248,813	176,082	240,798	161,542
Add: Other income	6,412	16,495	6,263	15,144
Investment income (“-”for losses)	602,510	334,728	556,932	286,378
Including: Income from investment in associates and joint ventures	582,548	273,712	539,533	227,993
Gains from changes in fair value (“-” for losses)	23,343	9,281	19,151	9,037
Impairment losses (“-” for losses)	(80,093)	(120,928)	(80,093)	(120,140)
Gains from asset disposals (“-” for losses)	79,085	15,256	79,085	15,256

II. Operating profit (“-” for loss)	1,531,929	(2,336,110)	1,471,735	(2,486,689)

Add: Non-operating income	6,660	6,706	6,436	6,566
Less: Non-operating expenses	27,876	25,214	27,186	25,205
III. Profit before income tax (“-” for loss)	1,510,713	(2,354,618)	1,450,985	(2,505,328)

Less: Income tax expenses	261,344	(646,300)	251,634	(673,190)
IV.Net profit (“-” for net loss)	1,249,369	(1,708,318)	1,199,351	(1,832,138)

(1) Net Net profit classified by continuity of operations (“-” for net loss)
1. Net profit from continuing operations (“-” for net loss)	1,249,369	(1,708,318)	1,199,351	(1,832,138)
2. Net profit from discontinued operations (“-” for net loss)	—	—	—	—
(2) Net profit classified by ownership (“-” for net loss):
1. Shareholders of the Company (“-” for net loss)	1,244,189	(1,716,072)	—	—
2. Non-controlling interests (“-” for net loss)	5,180	7,754	—	—

CONSOLIDATED AND COMPANY INCOME STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
Items	Consolidated	Consolidated	Company	Company
V. Other comprehensive income, net of tax	52,431	(9,256)	52,431	(9,256)

(1) Other comprehensive income (net of tax) attributable to shareholders of the Company	52,431	(9,256)	52,431	(9,256)
Items that may be reclassified to profit or loss	52,431	(9,256)	52,431	(9,256)
a. Other comprehensive income recognised under equity method	702	(748)	702	(748)
b. Cash flow hedge reserve	51,729	(8,508)	51,729	(8,508)
(2) Other comprehensive income (net of tax) attributable to non-controlling interests	—	—	—	—
VI. Total comprehensive income	1,301,800	(1,717,574)	1,251,782	(1,841,394)

(1) Attributable to shareholders of the Company	1,296,620	(1,725,328)	—	—
(2) Attributable to non-controlling interests	5,180	7,754	—	—

VII. Earnings/(losses) per share
(1) Basic earnings/(losses) per share (RMB Yuan)	0.115	(0.159)	—	—
(2) Diluted earnings/(losses) per share (RMB Yuan)	0.115	(0.159)	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
Items	Consolidated	Consolidated	Company	Company
I. Cash flows from operating activities
Proceeds from sales of goods and rendering of services	38,434,207	38,458,330	33,292,256	32,430,797
Refund of taxes	57,673	1,347	—	1,115
Proceeds from other operating activities	114,183	15,970	107,181	14,441

Sub-total of cash inflows	38,606,063	38,475,647	33,399,437	32,446,353

Payment for goods and services	(31,630,427)	(31,791,568)	(26,320,863)	(25,509,820)
Payment to and for employees	(1,381,271)	(1,219,934)	(1,300,205)	(1,149,376)
Payment of various taxes	(7,824,819)	(8,177,756)	(7,764,804)	(8,135,238)
Payment for other operating activities	(159,098)	(190,555)	(139,895)	(114,250)

Sub-total of cash outflows	(40,995,615)	(41,379,813)	(35,525,767)	(34,908,684)

Net cash flows used in operating activities	(2,389,552)	(2,904,166)	(2,126,330)	(2,462,331)

II. Cash flows from investing activities
Cash received from structured deposits	2,700,000	7,273,170	2,200,000	6,869,412
Cash received from returns on investments	54,893	51,432	—	—
Net cash received from disposal of fixed assets and intangible assets	46,860	19,410	46,576	19,410
Proceeds from other investing activities	3,235,749	685,155	3,226,832	669,655

Sub-total of cash inflows	6,037,502	8,029,167	5,473,408	7,558,477

Payment for acquisition of fixed assets and other long-term assets	(1,493,860)	(696,245)	(1,475,605)	(692,921)
Payment of structured deposits	(6,650,000)	(7,600,000)	(5,500,000)	(7,200,000)
Payment for acquisition of a subsidiary	—	(340,315)	—	(200,000)
Payment for other investing activities	(1,000,000)	(2,513,185)	(800,000)	(2,511,027)

Sub-total of cash outflows	(9,143,860)	(11,149,745)	(7,775,605)	(10,603,948)

Net cash flows used in investing activities	(3,106,358)	(3,120,578)	(2,302,197)	(3,045,471)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
Items	Consolidated	Consolidated	Company	Company
III. Cash flows from financing activities
Proceeds from borrowings	11,879,423	3,438,100	11,839,423	3,398,107

Sub-total of cash inflows	11,879,423	3,438,100	11,839,423	3,398,107

Repayments of borrowings	(11,867,423)	(1,958,562)	(11,839,423)	(1,900,969)
Payment for dividends, profit distributions or interest	(53,489)	(35,651)	(52,429)	(34,309)
Payment for other financing activities	(9,531)	(9,498)	(6,879)	(7,864)

Sub-total of cash outflows	(11,930,443)	(2,003,711)	(11,898,731)	(1,943,142)

Net cash flows (used in) / generated from financing activities	(51,020)	1,434,389	(59,308)	1,454,965

IV. Effect of foreign exchange rate changes on cash and cash equivalents	(2,063)	5,923	—	—

V. Net increase in cash and cash equivalents (“-” for decrease)	(5,548,993)	(4,584,432)	(4,487,835)	(4,052,837)
Add: Cash and cash equivalents at beginning of the period	6,916,408	7,449,699	5,460,067	5,754,440

VI. Cash and cash equivalents at end of the period	1,367,415	2,865,267	972,232	1,701,603

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Attributable to equity shareholders of the Company
	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Sub-total	Non- controlling interests	Total equity
Balance at 1 January 2021	10,823,814	610,327	6,326	145,597	6,474,103	11,157,866	29,218,033	136,985	29,355,018

Changes in equity for the six months ended 30 June 2021 (unaudited) (“-” for decreases)
Total comprehensive income
Net profit	—	—	—	—	—	1,244,189	1,244,189	5,180	1,249,369
Other comprehensive income	—	—	52,431	—	—	—	52,431	—	52,431
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Specific reserve
Accrued	—	—	—	54,842	—	—	54,842	—	54,842
Utilized	—	—	—	(23,574)	—	—	(23,574)	—	(23,574)

Balance at 30 June 2021 (unaudited)	10,823,814	610,327	58,757	176,865	6,474,103	11,319,674	29,463,540	142,165	29,605,705

Balance at 1 January 2020	10,823,814	610,327	17,838	57,137	6,437,010	11,939,215	29,885,341	130,560	30,015,901

Changes in equity for the six months ended 30 June 2020 (unaudited) (“-” for decreases)
Total comprehensive loss
Net (loss)/profit	—	—	—	—	—	(1,716,072)	(1,716,072)	7,754	(1,708,318)
Other comprehensive income	—	—	(9,256)	—	—	—	(9,256)	—	(9,256)
Appropriation of profits
Distributions to Shareholders	—	—	—	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
Specific reserve
Accrued	—	—	—	69,588	—	—	69,588	—	69,588
Utilized	—	—	—	(25,350)	—	—	(25,350)	—	(25,350)

Balance at 30 June 2020 (unaudited)	10,823,814	610,327	8,582	101,375	6,437,010	8,924,285	26,905,393	138,314	27,043,707

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total equity
Balance at 1 January 2021	10,823,814	600,768	6,326	145,597	6,474,103	10,535,813	28,586,421

Changes in equity for the six months ended 30 June 2021 (unaudited) (“-” for decreases)
Total comprehensive income
Net profit	—	—	—	—	—	1,199,351	1,199,351
Other comprehensive income	—	—	52,431	—	—	—	52,431
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(1,082,381)	(1,082,381)
Specific reserve
Accrued	—	—	—	51,600	—	—	51,600
Utilized	—	—	—	(20,332)	—	—	(20,332)

Balance at 30 June 2021 (unaudited)	10,823,814	600,768	58,757	176,865	6,474,103	10,652,783	28,787,090

Balance at 1 January 2020	10,823,814	600,768	17,838	57,135	6,437,010	11,574,341	29,510,906

Changes in equity for the six months ended 30 June 2020 (unaudited) (“-” for decreases)
Total comprehensive income
Net loss	—	—	—	—	—	(1,832,138)	(1,832,138)
Other comprehensive income	—	—	(9,256)	—	—	—	(9,256)
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(1,298,858)	(1,298,858)
Specific reserve
Accrued	—	—	—	66,240	—	—	66,240
Utilized	—	—	—	(22,000)	—	—	(22,000)

Balance at 30 June 2020 (unaudited)	10,823,814	600,768	8,582	101,375	6,437,010	8,443,345	26,414,894

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

Condensed consolidated statement of profit or loss

for the six months ended 30 June 2021 - unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2021 RMB’000	2020 RMB’000
Revenue	37,088,509	35,627,558
Taxes and surcharges	(5,453,022)	(5,701,797)

Net sales	31,635,487	29,925,761
Cost of sales	(30,831,925)	(32,549,404)

Gross profit/(loss)	803,562	(2,623,643)
Selling and administrative expenses	(209,674)	(233,782)
Other operating income	56,169	53,995
Other operating expenses	(9,689)	(6,796)
Other gains – net	104,556	71,117

Profit/(loss) from operations	744,924	(2,739,109)
Finance income	248,813	179,142
Finance expenses	(38,299)	(28,120)

Finance income – net	210,514	151,022

Share of net profits of associates and joint ventures accounted for using the equity method	587,548	278,712

Profit/(loss) before taxation	1,542,986	(2,309,375)
Income tax	(261,344)	646,300

Profit/(loss) for the period	1,281,642	(1,663,075)

Attributable to:
– Equity shareholders of the Company	1,276,462	(1,670,829)
– Non-controlling interests	5,180	7,754

	1,281,642	(1,663,075)

Earnings/(loss) per share
Basic	RMB 0.118	RMB (0.154)
Diluted	RMB 0.118	RMB (0.154)

Condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2021 - unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Profit/(loss) for the period	1,281,642	(1,663,075)

Other comprehensive income for the period (after tax and reclassification adjustments)
Items that are or may be reclassified subsequently to profit or loss
Share of other comprehensive income of associates accounted for using the equity method	702	(748)
Cash flow hedges: net movement in hedging reserve	51,729	(8,508)

Other comprehensive income for the period	52,431	(9,256)

Total comprehensive income for the period	1,334,073	(1,672,331)

Attributable to:
– Equity shareholders of the Company	1,328,893	(1,680,085)
– Non-controlling interests	5,180	7,754

Total comprehensive income for the period	1,334,073	(1,672,331)

Condensed consolidated statement of financial position

at 30 June 2021 - unaudited

(Expressed in Renminbi Yuan)

	At 30 June 2021	At 31 December 2020
	RMB’000	RMB’000
Non-current assets
Property, plant and equipment	11,577,352	11,713,022
Right-of-use assets	402,427	410,801
Investment property	359,850	367,586
Construction in progress	2,196,393	1,710,124
Interest in associates and jointly controlled entities	5,234,474	5,387,834
Financial assets at fair value through other comprehensive income	5,000	5,000
Time deposits with banks	7,281,393	7,042,840
Deferred tax assets	109,797	252,121
Other non-current assets	811,670	424,959

	27,978,356	27,314,287

Current assets
Derivative financial assets	80,047	—
Inventories	7,452,255	3,888,746
Trade receivables	74,186	113,163
Other receivables	108,469	18,101
Amounts due from related parties	2,496,224	1,092,316
Prepayments	131,572	19,552
Financial assets at fair value through other comprehensive income	1,238,176	1,207,114
Financial assets measured at fair value through profit or loss	3,973,343	—
Time deposits with banks	1,805,711	4,049,443
Cash and cash equivalents	1,367,415	6,916,408

	18,727,398	17,304,843

Condensed consolidated statement of financial position

at 30 June 2021 - unaudited (continued)

(Expressed in Renminbi Yuan)

	At 30 June 2021	At 31 December 2020
	RMB’000	RMB’000
Current liabilities
Trade and other payables	5,117,129	2,820,083
Contract liabilities	277,442	495,404
Amounts due to related parties	5,082,613	3,656,841
Staff salaries and welfares payable	511,376	244,506
Borrowings	3,540,000	1,548,000
Short-term bonds	1,000,801	3,017,811
Lease liabilities	9,829	9,352
Derivative financial liabilities	11,075	—
Income tax payable	5,382	19,425
Current tax liabilities	1,493,046	3,420,824

	17,048,693	15,232,246

Net current assets	1,678,705	2,072,597

Total assets less current liabilities	29,657,061	29,386,884

Non-current liabilities
Borrowings	20,000	—
Lease liabilities	2,210	3,119
Deferred tax liabilities	34,751	35,357
Deferred income	13,433	13,433

	70,394	51,909

NET ASSETS	29,586,667	29,334,975

Condensed consolidated statement of financial position

at 30 June 2021 - unaudited (continued)

(Expressed in Renminbi Yuan)

	At 30 June 2021	At 31 December 2020
	RMB’000	RMB’000
CAPITAL AND RESERVES
Share capital	10,823,814	10,823,814
Reserves	18,620,688	18,374,176

Total equity attributable to equity shareholders of the Company	29,444,502	29,197,990
Non-controlling interests	142,165	136,985

TOTAL EQUITY	29,586,667	29,334,975

Condensed consolidated statement of changes in equity

for the six months ended 30 June 2021 - unaudited

(Expressed in Renminbi Yuan)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020	10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848
Changes in equity for the six months ended 30 June 2020:
(Loss)/profit for the period	—	—	(1,670,829)	(1,670,829)	7,754	(1,663,075)
Other comprehensive income	—	(9,256)	—	(9,256)	—	(9,256)

Total comprehensive income for the period		(9,256)	(1,670,829)	(1,680,085)	7,754	(1,672,331)

Dividends declared and approved in respect of the previous year	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
Appropriation of safety production fund	—	44,238	(44,238)	—	—	—

Balance at 30 June 2020 and 1 July 2020	10,823,814	4,404,373	11,656,158	26,884,345	138,314	27,022,659

Changes in equity for the six months ended 31 December 2020:
Profit for the period	—	—	2,315,901	2,315,901	3,572	2,319,473
Other comprehensive income	—	(2,256)	—	(2,256)	—	(2,256)

Total comprehensive income for the period	—	(2,256)	2,315,901	2,313,645	3,572	2,317,217
Dividends paid by subsidiaries to non-controlling interests	—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	—	44,222	(44,222)	—	—	—

Balance at 31 December 2020	10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975

Condensed consolidated statement of changes in equity

for the six months ended 30 June 2021 – unaudited (continued)

(Expressed in Renminbi Yuan)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2021	10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975
Changes in equity for the six months ended 30 June 2021:
Profit for the period	—	—	1,276,462	1,276,462	5,180	1,281,642
Other comprehensive income	—	52,431	—	52,431	—	52,431

Total comprehensive income for the period	—	52,431	1,276,462	1,328,893	5,180	1,334,073

Transfer to other reserves	—	2,300,272	(2,300,272)	—	—	—
Dividends declared and approved in respect of the previous year	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Appropriation of safety production fund	—	31,268	(31,268)	—	—	—

Balance at 30 June 2021	10,823,814	6,830,310	11,790,378	29,444,502	142,165	29,586,667

Condensed consolidated cash flow statement

for the six months ended 30 June 2021 – unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Operating activities
Cash used in operations	(2,155,135)	(2,684,204)
Interest paid	(53,828)	(34,763)
Income tax paid	(234,417)	(219,962)

Net cash used in operating activities	(2,443,380)	(2,938,929)

Investing activities
Dividends received from joint ventures and associates	55,044	51,432
Interest received	235,749	257,294
Net proceeds from disposal of property, plant and equipment	46,860	19,410
Cash received from time deposits within one year	3,000,000	500,000
Cash received from structured deposits	2,700,000	7,200,000
Cash payment of structured deposits	(6,650,000)	(7,600,000)
Cash payment for time deposits within one year	(800,000)	(1,000,000)
Cash payment for time deposits above one year	(200,000)	(1,500,000)
Cash payment for acquisition of subsidiary	—	(340,369)
Cash held by the subsidiary before acquisition	—	54
Payment for the purchase of property, plant and equipment and other long-term assets	(1,493,860)	(696,245)
Other cash flows arising from investing activities	(151)	(12,154)

Net cash used in investing activities	(3,106,358)	(3,120,578)

Condensed consolidated cash flow statement

for the six months ended 30 June 2021 – unaudited (continued)

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Financing activities
Proceeds from borrowings	11,879,423	3,438,100
Capital elements of lease rentals paid	(9,192)	(9,498)
Repayments of borrowings	(11,867,423)	(1,958,562)
Dividends paid to the Company’s shareholders	—	(888)

Net cash generated from financing activities	2,808	1,469,152

Net decrease in cash and cash equivalents	(5,546,930)	(4,590,355)
Cash and cash equivalents at 1 January	6,916,408	7,449,699
Effect of foreign exchange rates changes	(2,063)	5,923

Cash and cash equivalents at 30 June	1,367,415	2,865,267

Notes to the condensed unaudited interim financial report

(Expressed in Renminbi Yuan unless otherwise indicated)

1	Basis of preparation

This condensed interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, adopted by the International Accounting Standards Board (“IASB”). It was authorised for issue on 25th August 2021.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2020 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2021 annual financial statements. Details of any changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2020 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants.

2	Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by IASB to the interim financial report for the current accounting period:

•	Amendments to IFRS 16, COVID-19-related rent concessions beyond 30 June 2021

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	Segment reporting

The Group manages its business by divisions, which are organised by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2020.

3	Segment information (continued)

Six months ended 30 June 2021	Petroleum products	Intermediate petrochemicals	Trading of petrochemical product	Resins and plastics	Synthetic fibres	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	26,212,341	9,267,436	5,893,808	4,731,109	781,301	667,721	47,553,716
Inter segment revenue	(3,796,123)	(5,411,135)	(846,683)	(56,452)	(49,850)	(304,964)	(10,465,207)

Revenue from external customers	22,416,218	3,856,301	5,047,125	4,674,657	731,451	362,757	37,088,509
Timing of revenue recognition At a point in time	22,416,218	3,856,301	5,036,097	4,674,657	731,451	362,757	37,077,481
Over time	—	—	11,028	—	—	—	11,028

	22,416,218	3,856,301	5,047,125	4,674,657	731,451	362,757	37,088,509

Total gross profit/(loss)	1,065,225	(150,942)	65,004	333,960	(369,060)	(140,625)	803,562

Impairment of plant and machinery	15,000	—	—	—	1,803	—	16,803
As at 30 June 2021
Segment assets	15,199,997	3,994,701	1,522,908	1,545,412	1,314,049	2,382,088	25,959,155
Segment liabilities	6,488,638	2,039,221	1,395,874	1,155,483	151,901	156,007	11,387,124

3	Segment information (continued)

Six months ended 30 June 2020	Petroleum products	Intermediate petrochemicals	Trading of petrochemical product	Resins and plastics	Synthetic fibres	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	24,275,022	9,192,552	5,889,864	4,479,214	720,697	660,449	45,217,798
Inter segment revenue	(3,940,247)	(5,080,015)	(192,470)	(47,073)	—	(330,435)	(9,590,240)

Revenue from external customers	20,334,775	4,112,537	5,697,394	4,432,141	720,697	330,014	35,627,558
Timing of revenue recognition At a point in time	20,334,775	4,112,537	5,696,343	4,432,141	720,697	330,014	35,626,507
Over time	—	—	1,051	—	—	—	1,051

	20,334,775	4,112,537	5,697,394	4,432,141	720,697	330,014	35,627,558

Total gross (loss)/profit	(1,720,744)	(383,396)	48,550	(226,806)	(323,920)	(17,327)	(2,623,643)

Impairment of plant and machinery	—	—	—	—	—	—	—
As at 31 December 2020
Segment assets	11,344,760	3,176,092	1,357,884	1,654,920	986,391	2,432,339	20,952,386
Segment liabilities	6,669,419	1,267,313	1,224,420	1,233,286	209,621	78,928	10,682,987

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Segment result – profit/(loss) from operations
Petroleum products	942,353	(1,745,070)
Intermediate petrochemicals	(92,569)	(460,168)
Trading of petrochemical products	33,650	20,983
Resins and plastics	300,703	(313,186)
Synthetic fibres	(374,788)	(337,374)
Others	(64,425)	95,706

Profit/(loss) from operations	744,924	(2,739,109)

Finance income – net	210,514	151,022
Share of net profit of associates and joint ventures accounted for using the equity method	587,548	278,712

Profit/(loss) before income tax	1,542,986	(2,309,375)

4	Profit/(loss) before taxation

Profit before taxation is arrived at after charging/(crediting):

(a)	Finance income – net

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Interest income	248,813	176,082
Net foreign exchange gains	—	3,060

Finance income	248,813	179,142

Interest on bank and other borrowings	(41,887)	(35,274)
Less: interest expense capitalised into construction in progress	3,588	7,154

Finance expenses	(38,299)	(28,120)

Finance income – net	210,514	151,022

(b)	Other gains – net

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Gains from structured deposits	45,552	82,207
Net gains on disposal of property, plant and equipment	62,290	2,186
Net (losses)/gains on derivative financial instruments	(151)	1,275
Net foreign exchange losses	(1,039)	(1,366)
Net losses on selling of financial assets at fair value through other comprehensive income (“FVOCI”)	(2,096)	(13,185)

	104,556	71,117

(c)	Other items

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Depreciation of property, plant and equipment	800,196	755,835
Depreciation of right-of-use assets	17,134	15,932
Depreciation of investment properties	7,663	7,518
Amortisation of other non-current assets	112,998	116,251
Research and development costs (other than depreciation and amortisation)	25,208	44,752
Impairment losses on property, plant and equipment	16,803	—
Provision of inventory write-down	63,290	120,928

5	Income tax

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Current tax:
Provision for PRC current income tax for the period	(136,869)	(26,556)
Tax filing difference	—	9,079

	(136,869)	(17,477)
Deferred tax:
Origination and reversal of temporary differences	(124,475)	663,777

	(261,344)	646,300

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2020: 25%) on the estimated taxable income of the six months ended 30 June 2021 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

6	Earnings/(loss) per share

(a)	Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit attributable to equity shareholders of the Company for the six months ended 30 June 2021 of RMB 1,276,462,000 (six months ended 30 June 2020: loss of RMB 1,670,829,000) and 10,823,813,500 shares (six months ended 30 June 2020: 10,823,813,500 shares) in issue during the interim period.

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Profit/(loss) attributable to equity shareholders of the Company	1,276,462	(1,670,829)
Weighted average number of ordinary shares in issue (thousands of shares)	10,823,814	10,823,814

Basic earnings/(loss) per share (RMB per share)	RMB 0.118	RMB (0.154)

(b)	Diluted earnings/(loss) per share

There were no dilutive potential ordinary shares for the six months ended 30 June 2021 and 2020, therefore diluted earnings per share is the same as basic earnings per share.

7	Dividends

(i)	Dividends payable to equity shareholders of the Company attributable to the interim period

The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2021 (six months ended 30 June 2020: Nil).

(ii)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved during the interim period

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved during the following interim period, of RMB 0.10 per ordinary share (six months ended 30 June 2020: RMB 0.12 per ordinary share)	1,082,381	1,298,858

Pursuant to a resolution passed at the Annual General Meeting held on 16 June 2021, a total dividend of RMB 1,082,381,000 was declared for the year ended 31 December 2020 and subsequently paid in July 2021.

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2020, a total dividend of RMB 1,298,858,000 was declared for the year ended 31 December 2019 and subsequently paid in July 2020.

8	Trade and other receivables

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
Trade receivables	74,820	113,797
Less: loss allowance	(634)	(634)

	74,186	113,163

Amounts due from related parties excluded prepayments and bills receivable	2,484,851	1,055,539

	2,559,037	1,168,702

Other receivables	25,103	18,240
Less: loss allowance	(139)	(139)

	24,964	18,101

Financial assets measured at amortised cost	2,584,001	1,186,803

Amounts due from related parties - prepayments	6,373	26,777
Amounts due from related parties - bills receivables	5,000	10,000
Other receivables - Income tax recoverable	83,505	—

	2,678,879	1,223,580

Amounts due from related parties mainly represent trade-related balances and dividends receivable, unsecured in nature and bear no interest.

8	Trade and other receivables (continued)

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
Within 1 year	2,557,557	1,167,222
1-2 year	1,480	1,480

	2,559,037	1,168,702

Movements in the loss allowance account in respect of trade and other receivables during the period is as follows:

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
Balance at 1 January	773	139
Impairment losses recognised during the period	—	—

Balance at 30 June	773	139

As at 30 June 2021 and 31 December 2020, no trade receivable was pledged as collateral. Sale to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9	Trade and other payables

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
Trade payables	2,963,547	1,294,138
Bills payable	225,154	26,196
Amounts due to related parties exclude advances received	5,080,155	3,655,724

	8,268,856	4,976,058

Dividends payable	1,111,903	29,522
Construction payable	129,920	299,205
Oil price risk reserve	—	546,055
Accrued expenses	608,287	518,333
Other liabilities	78,318	106,634

	1,928,428	1,499,749

Financial liabilities measured at amortised cost	10,197,284	6,475,807
Amounts due to related parties – advances received	2,458	1,117

	10,199,742	6,476,924

As at 30 June 2021 and 31 December 2020, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2021, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB 546,000,000 (31 December 2020: Nil).

As at 30 June 2021 and 31 December 2020, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
Within one year	8,265,662	4,973,711
Between one and two years	3,194	1,973
Over two years	—	374

	8,268,856	4,976,058

10	Borrowings

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
Short term bank loan:
Credit loan due within one year	3,540,000	1,548,000
Long term bank loan:
Credit loan due over one year but within two years	20,000	—

	3,560,000	1,548,000

The weighted average interest rate for the Group’s borrowings was 2.84% as at 30 June 2021 (31 December 2020: 2.79%). As at 30 June 2021 and 31 December 2020, no borrowings were secured by property, plant and equipment.

The Group has the following undrawn facilities:

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
Expiring within one year	20,737,346	13,183,016
Expiring beyond one year	9,705,050	14,167,750

	30,442,396	27,350,766

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

11	Reserves

	Legal surplus (note(a))	Capital surplus (note(b))	Surplus reserve (note(c))	Other reserve (note(d))	Hedging	Share premium (note(e))	Safety production fund (note(f))	Retained earnings (note(g))	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020	4,072,476	13,739	101,355	17,838	—	106,846	57,137	14,670,083	19,039,474
Total comprehensive income for the period	—	—	—	(748)	(8,508)	—	—	(1,670,829)	(1,680,085)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	(1,298,858)	(1,298,858)
Appropriation of safety production fund	—	—	—	—	—	—	44,238	(44,238)	—

Balance at 30 June 2020 and 1 July 2020	4,072,476	13,739	101,355	17,090	(8,508)	106,846	101,375	11,656,158	16,060,531

Total comprehensive income for the period	—	—	—	(10,764)	8,508	—	—	2,315,901	2,313,645
Appropriation of safety production fund	—	—	—	—	—	—	44,222	(44,222)	—

Balance at 31 December 2020 and 1 January 2021	4,072,476	13,739	101,355	6,326	—	106,846	145,597	13,927,837	18,374,176

Total comprehensive income for the period	—	—	—	702	51,729	—	—	1,276,462	1,328,893
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Transfer to legal surplus	2,300,272	—	—	—	—	—	—	(2,300,272)	—
Appropriation of safety production fund	—	—	—	—	—	—	31,268	(31,268)	—

Balance at 30 June 2021	6,372,748	13,739	101,355	7,028	51,729	106,846	176,865	11,790,378	18,620,688

11	Reserves (continued)

Notes:

(a)

Under PRC rules and regulations, the Company and its PRC subsidiaries are required to set aside 10% of the net income determined in accordance with the PRC accounting rules and regulations to a legal surplus reserve. The transfer to this reserve must be made before distribution of any dividend to shareholders.

The legal surplus reserve is non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into ordinary shares by the issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.

In accordance with PRC rules and regulations, the Company has set aside RMB6,372,748,000 of legal surplus as of 30 June 2021.

(b)	This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

(c)	The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of legal surplus reserve.

(d)

Other reserve comprises share of post-acquisition movements in other comprehensive income from associates and joint ventures using the equity methods of accounting with a corresponding adjustment to the carrying amount of the investment.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f)

According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. This reserve represents unutilised safety production fund.

(g)

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2021 (six months ended 30 June 2020: Nil).

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 25 August 2021

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Connected Transaction

The ninth meeting of the tenth session of the board of directors (the “Board”) of the Company was held on 25 August 2021, in which the Joint Venture Agreement between the Company and Sinopec Baling Petrochemical Limited (“Baling Petrochemical”) was reviewed and approved for signing to jointly invest and establish the Joint Venture Company (as defined below). The Company will subscribe for and contribute RMB400 million of capital in cash to the Joint Venture Company (the “Transaction”). The Joint Venture Agreement will be signed after being reviewed and approved by the Board.

Baling Petrochemical is a subsidiary of China Petroleum & Chemical Corporation ( “Sinopec Corp.”), which is the controlling shareholder of the Company. As a subsidiary of Sinopec Corp., Baling Petrochemical is a related party of the Company under the Shanghai Listing Rules and a connected person of the Company under the Hong Kong Listing Rules. Therefore, the Transaction constitutes a related party transaction of the Company under the Shanghai Listing Rules and also constitutes a connected transaction under the Hong Kong Listing Rules.

In accordance with the requirements under Rule 14A.76(2) of the Hong Kong Listing Rules, as the highest applicable percentage ratio (as defined in the Hong Kong Listing Rules) in respect of the Transaction exceeds 0.1% but is less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

1. INTRODUCTION

The Company intends to sign the Joint Venture Agreement with Baling Petrochemical with a total investment of RMB 800 million from both parties to set up a joint venture company, Shanghai Jinshan Baling New Materials Co., Ltd. (tentative name, subject to the name that will be finally approved by the industrial and commercial registration authority, the “Joint Venture Company”). The Company will subscribe for and contribute RMB400 million of capital in cash, accounting for 50% of the total registered capital, and hold 50% of the equity of the Joint Venture Company. Baling Petrochemical will subscribe for and contribute RMB400 million of capital in cash, accounting for 50% of the total registered capital, and hold 50% of the equity of the Joint Venture Company.

2. CONNECTED PERSON AND CONNECTED RELATIONSHIP

The basic information of Baling Petrochemical is set out below:

1

Name of enterprise	Sinopec Baling Petrochemical Co., Ltd.

Type of enterprise	Limited liability company (a state-owned holding company)

Place of incorporation	Room 625, Science and Technology Entrepreneurship Service Center, Hunan Yueyang Green Chemical Industrial Park, Yunxi District, Yueyang City, Hunan Province, PRC

Registered capital	RMB3 billion

Legal representative	Wu Zhiyong

Scope of business	Production and sales of petrochemicals, chemical fibres, chemical fertilizers, fine chemical products and other chemical products allowed by the policy (dangerous chemicals are operated in accordance with the varieties and methods approved in the Work Safety License); coal gasification processed syngas; industrial gas production and sales; production and energy sales of electricity and heat; sales of coal ashes; processing and supply of industrial and domestic water; solid waste (excluding hazardous waste treatment), air pollution and water pollution treatment; sales of petrochemical raw materials, mechanical equipment and spare parts; operation management of road transport, self-provided railway transport, warehouses and ports; proprietary import and export and import and export agency businesses (except commodities and technologies restricted by the State for operation by a company or prohibited from import and export); petrochemical technology design and development, technical consultation and achievement transfer services; computer information and management consulting services; petroleum refining; analysis and inspection of petrochemical products; photovoltaic power generation; leasing of machinery and equipment, land and self-owned houses (except financial leasing); export of human resources in the form of outsourcing (excluding export of overseas labour); accommodation and catering services.

The shareholders of Baling Petrochemical are Sinopec Corp. and Sinopec Group Asset Management Co., Ltd. ( “Sinopec Group Asset”), whereby Sinopec Corp. holds 55% of the shares in Baling Petrochemical and Sinopec Group Asset holds 45% of the shares in Baling Petrochemical.

2

Sinopec Corp. holds 50.44% of shares of the Company and is the controlling shareholder of the Company. Baling Petrochemical is a connected person of the Company.

As at 31 December, 2020, the total assets, total liabilities and owner’s equity of Baling Petrochemical are, respectively, RMB11.36806 billion, RMB6.62802 billion, and RMB4.74004 billion. In 2020, Baling Petrochemical achieved operating income of RMB2.90467 billion and net profit of RMB0.25682 billion (audited).

3. BASIC INFORMATION OF THE TRANSACTION

The Transaction is a joint foreign investment with a connected person. The Joint Venture Company has not been established. The basic information below is the proposed information, which specifics are subject to the information in the industrial and commercial registration:

Name of enterprise	Shanghai Jinshan Baling New Materials Co., Ltd.

Type of enterprise	Limited liability company (a state-owned holding company)

Place of incorporation	The Second Industrial Zone, Jinshan District, Shanghai, PRC

Scope of business	Production and sales of new styrene thermoplastic elastomer materials (i.e. SBS, SIS, SEBS, SEPS, SSBR, together “SBC”) and their raw materials, intermediate goods and by-products; import and export trades (subject to industrial and commercial registration; for projects subject to approval according to the law, business activities may only be carried out after they have been approved by the relevant departments)

Registered capital	RMB800 million

The names, amounts of capital subscribed, proportions of capital contribution and methods of capital contribution of the shareholders of the Joint Venture Company:

RMB’0000

Shareholder’s name	Amount of capital contribution	Proportion of capital contribution	Method of capital contribution
Baling Petrochemical	40,000	50%	Cash
Shanghai Petrochemical	40,000	50%	Cash
Total	80,000	100%	/

The Transaction will not cause any changes in the scope of the consolidated statements of the Company.

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4. PRICING POLICY AND PRICING BASIS FOR THE CONNECTED TRANSACTION

The pricing of the Transaction is determined by the parties through negotiation in accordance with general commercial terms, combined with industry practices and market prices, and observing the principle of fairness, and will not damage the interests of either party, other shareholders or the relevant parties. The Company and Baling Petrochemical will jointly invest in accordance with the proportions of capital contribution and share profits and risks.

5. MAJOR INFORMATION OF THE JOINT VENTURE AGREEMENT

(1) Parties of the Agreement

Shanghai Petrochemical and Baling Petrochemical.

(2) Methods of Cooperation

The registered capital of the Joint Venture Company will be RMB800 million, of which, Baling Petrochemical will subscribe for and contribute RMB400 million of capital in cash, representing 50% of the total registered capital, and hold 50% of the equity of the Joint Venture Company. The financials of the Joint Venture Company will be reported on a consolidated basis in the financial statements of Baling Petrochemical. The Company will subscribe for and contribute RMB400 million of capital in cash, representing 50% of the total registered capital, and hold 50% of the equity of the Joint Venture Company.

(3) Scope of Business of the Joint Venture Company

Production and sales of new styrene thermoplastic elastomer materials and their raw materials, intermediate goods and by-products; import and export trades (subject to industrial and commercial registration; for projects subject to approval according to the law, business activities may only be carried out after they have been approved by the relevant authorities).

(4) Effectiveness

The Joint Venture Agreement shall be established upon being signed and sealed by both parties and shall become effective upon the internal and external approvals of both parties respectively. The parties may jointly negotiate and agree on matters not mentioned in the Joint Venture Agreement by means of written supplemental agreements.

(5) Board of Directors and Directors of the Joint Venture Company

The Joint Venture Company shall establish a board of directors, which comprises seven directors and of which three directors are nominated by Baling Petrochemical, three directors are nominated by Shanghai Petrochemical and one worker director.

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(6) Liabilities for Breach of Agreement

The Company and Baling Petrochemical shall be respectively liable for making false capital contributions and compensating for any damage caused to third parties during the course of the agreement. If the amount of capital contribution for the registered capital remains due from the defaulting party for more than three months, the other party that has fulfilled its capital contribution obligation may terminate the Joint Venture Agreement in accordance with its provisions, require the defaulting party to contribute the agreed amount of capital and pay 2% of its capital contribution as damages in a timely manner, and shall be entitled to demand compensation from the defaulting party.

For all costs, fees, third-party compensation liabilities or losses caused by the breach of the agreement by any party to the Joint Venture Company or the other party, the defaulting party shall compensate the Joint Venture Company or the other party for such costs, fees, compensation liabilities or losses so that they will be free from damage.

If any party fails to perform its obligations under the Joint Venture Agreement due to administrative actions of the government or force majeure, it should promptly notify the other party to the Joint Venture Agreement of the reasons for its non-performance, its need to postpone its performance or partial performance, and shall provide the other party with written evidence of the relevant departments within 15 days. After receiving such written evidence, the Company and Baling Petrochemical shall negotiate whether to postpone the performance, partially perform or not to perform the Joint Venture Agreement and may partly or fully waive the liabilities for the breach in light of actual circumstances.

If any one of the Company and Baling Petrochemical fails to fully perform its obligations under the Joint Venture Agreement due to force majeure, it shall proactively take effective measures to minimize the economic losses caused to the Joint Venture Company and the other party.

(7) Others

Following the establishment of the Joint Venture Company, Shanghai Petrochemical shall provide the relevant raw materials and utilities to the Joint Venture Company. Upon the establishment of the Joint Venture Company, the Joint Venture Company and Shanghai Petrochemical shall enter into agreements regarding specific issues in accordance with national and local laws and regulations. Any other matters not mentioned in the Joint Venture Agreement shall be negotiated and resolved by both parties prior to signing such agreements regarding specific issues.

6. THE EFFECT OF THE CONNECTED TRANSACTION TO THE COMPANY

The newly established Joint Venture Company’s relevant raw materials, utilities and other resources will be supplied by the Company and use Baling Petrochemical’s advanced technologies for SBC products to approach the robust SBC market in Eastern China and facilitate the Company to extend the production chains of C4, C5 and other downstream materials, so as to improve the Company’s ability to develop efficiencies.

5

7. THE IMPACT OF THE HONG KONG LISTING RULES AND SHANGHAI LISTING RULES

The Transaction constitutes a related party transaction of the Company under the Shanghai Listing Rules and also constitutes a connected transaction under the Hong Kong Listing Rules. In accordance with the requirements under Rule 14A.76(2) of the Hong Kong Listing Rules, as the highest applicable percentage ratio (as defined in the Hong Kong Listing Rules) in respect of the Transaction exceeds 0.1% but is less than 5%, the Transaction shall be subject to the reporting and announcement requirements but is exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

8. EVALUATION PROCESS TO BE PERFORMED FOR THE CONNECTED TRANSACTION

At the ninth meeting of the tenth session of the Board of the Company held on 25 August 2021, the Board approved the Joint Venture Agreement. None of the directors of the Company has a material interest in the Joint Venture Agreement. As Mr. Wu Haijun, Mr. Du Jun and Mr. Xie Zhenglin are employed in related parties of the Company, the three directors abstained from voting at the Board meeting.

The Board of the Company (including independent non-executive directors) takes the view that the terms of the Joint Venture Agreement are fair, reasonable and on normal commercial terms. They are entered into in the usual and ordinary course of business and are in the interests of the Company and its shareholders as a whole.

The independent non-executive directors of the Company, namely Ms. Li Yuanqin, Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun and Mr. Gao Song gave the following independent opinions:

(1) The signing of the Joint Venture Agreement complies with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(2) At the time of voting on the relevant resolution by the Board of the Company with respect to the Transaction, under the Shanghai Listing Rules, the related directors, namely, Mr. Wu Haijun, Mr. Du Jun and Mr. Xie Zhenglin, abstained from voting and the voting process complied with relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(3) This Joint Venture Agreement is entered into on normal commercial terms in the ordinary and usual course of business and the terms of the Joint Venture Agreement are fair and reasonable to the Company. It does not damage the interests of the Company and its minority shareholders and the terms are also in the interests of the Company and its shareholders as a whole;

(4) The execution of the agreement with respect to this joint venture by the Company with Baling Petrochemical shall be approved.

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9. GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres.

Baling Petrochemical is the subsidiary of Sinopec Corp., which is the Company’s controlling shareholder. Sinopec Corp.’s principal operations include the exploration and production, pipeline transportation, sale of petroleum and natural gas; the production and sale, storage and transportation of petroleum refinery products, petrochemicals, coal chemicals, synthetic fibre and other chemical products; the import and export and the import and export agency business of petroleum, natural gas, petroleum products, petrochemical and other chemical products, and other commodities and technologies; research, development and application of technologies and information.

10. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Company” or “Shanghai Petrochemical”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338), as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Joint Venture Agreement”	the agreement plans to be signed between the Company and Baling Petrochemical in relation to jointly invest and establish the Joint Venture Company

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

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By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 25 August 2021

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